DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com John J. Gilluly III, P.C. john.gilluly@dlapiper.com T 512.457.7090 F 512.721.2290

December 20, 2013

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Q2 Holdings, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit the Company’s draft Registration Statement on Form S-1 pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff of the Securities and Exchange Commission. The Company is an “emerging growth company” within the meaning of the JOBS Act.

Please direct all notices and communications with respect to this confidential submission to each of the following:

Q2 Holdings, Inc.

Attention: Matthew P. Flake; Jennifer N. Harris

13785 Research Blvd., Suite 150

Austin, TX 78750

(512) 275-0072

Email: matt.flake@q2ebanking.com; jennifer.harris@q2ebanking.com

With a copy to:

DLA Piper LLP (US)

Attention: John J. Gilluly III, P.C.

401 Congress Avenue, Suite 2500

Austin, Texas 78701

(512) 457-7090

Email: john.gilluly@dlapiper.com

Should you have any questions on this submission, please do not hesitate to contact me at (512) 457-7090.

Very truly yours,

DLA Piper LLP (US)

/s/ John J. Gilluly III, P.C.
John J. Gilluly III, P.C.
Partner

cc:           Matthew P. Flake, Q2 Holdings, Inc.

Jennifer N. Harris, Q2 Holdings, Inc.